                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2004

                        Commission File Number: 000-11743

                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                                           Page
                                                                                                           ----
Announcement of Amendments to the Consolidated Financial Statements for Past Fiscal Years                    3

Signature                                                                                                    4

Exhibit Index                                                                                                5

Exhibit 1 Announcement of Amendments to the Consolidated Financial Statements for Past Fiscal                6
          Years

     ANNOUNCEMENT OF AMENDMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
                             THE PAST FISCAL YEARS

      We recently announced certain amendments to our consolidated financial statements for past fiscal years. Attached as Exhibit 1 hereto is an English translation of this announcement.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  WACOAL CORP.
                                  (Registrant)

                                  By:   /s/ Ikuo Otani
                                        ----------------------------------------
                                         Ikuo Otani
                                         Corporate Officer
                                         Director of Finance, Corporate Planning

Date: December 27, 2004

                                  EXHIBIT INDEX

                                                                                                    Page
                                                                                                    ----
Exhibit 1       Announcement of Amendments to the Consolidated Financial Statements for
                Past Fiscal Years                                                                     6

                                    EXHIBIT 1

     ANNOUNCEMENT OF AMENDMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
                               PAST FISCAL YEARS

                              (English Translation)

                                                               December 22, 2004

To whom it may concern:

             Company Name:   WACOAL CORP.
             Representative: Yoshikata Tsukamoto, President and Director
                                      (Code Number:  3591)
                                      (Tokyo Stock Exchange, First Section)
                                      (Osaka Securities Exchange, First Section)
             Contact:        Ikuo Otani, Corporate Officer;
                                      Director of Finance, Corporate Planning
                                      (Telephone: 075-682-1010)

       Announcement of Amendments to the Consolidated Financial Statements
                           for the Past Fiscal Years

      Pursuant to the notice regarding "Voluntary Investigation of the Descriptions in Annual Securities Reports, etc." dated November 17, 2004 issued by the Kanto Local Finance Bureau, we reviewed our annual securities reports previously filed, and found certain parts that should be amended. Today we filed the "Amendment Reports to the Annual Securities Reports" and the "Amendment Reports to the Semi-annual Securities Reports" with the Kanto Local Finance Bureau.

      Additionally, we hereby amend certain parts of our consolidated financial statements for the past fiscal years as follows.

[Consolidated Financial Statements to be Amended]

      1. Consolidated Financial Statements for the Fiscal Year Ended March 31, 2004

      2. Consolidated Business Results for the Third Quarter of the Fiscal Year Ending March 31, 2004

      3. Interim Consolidated Financial Statements for the First Half of the Fiscal Year Ending March 31, 2004

      4. Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2004

      5. Consolidated Financial Statements for the Fiscal Year Ended March 31, 2003

[Amended Parts]
Amended parts are under dot-lined.

1.    Consolidated Financial Statements for the Fiscal Year Ended March 31, 2004

Page 24

V. Segment Information

(1) Segment Information by Type of Business

(Before Amendment)
 Current year (April 1, 2003 to March 31, 2004)

                                                             (Unit: Million Yen)

                                         Textile goods
                                          and related                                    Elimination or
                                           products            Others        Total          corporate       Consolidated
                                         -------------         ------        -----       --------------     ------------
I.    Sales

  (1) Sales to outside customers            146,945            16,210        163,155                          163,155
  (2) Internal sales among segments               -             3,697          3,697         (3,697)                -
                Total                       146,945            19,907        166,852         (3,697)          163,155
         Operating expenses                 143,219            19,537        162,756         (2,617)          160,139
                                            -------            ------        -------         ------
       Operating income (Loss)                3,726               370          4,096         (1,080)            3,016
                                            -------            ------        -------         ------
II.   Assets, depreciation and
      amortization and capital
      expenditure

         Assets                             114,523            14,610        129,133         95,670           224,803
                                            -------            ------        -------         ------
         Depreciation and amortization        2,772               212          2,984             97             3,081

         Capital expenditure                  2,356                65          2,421              0             2,421

(After Amendment)
   Current year (April 1, 2003 to March 31, 2004)

                                                             (Unit: Million Yen)

                                         Textile goods
                                          and related                                    Elimination or
                                           products            Others         Total        corporate        Consolidated
                                         -------------         ------        -------     --------------     ------------

I. Sales

  (1) Sales to outside customers            146,945            16,210        163,155                           163,155
  (2) Internal sales among segments               -             3,697          3,697         (3,697)                 -
                Total                       146,945            19,907        166,852         (3,697)           163,155
         Operating expenses                 140,729            21,447        162,176         (2,037)           160,139
                                            -------            ------        -------         ------
       Operating income (Loss)                6,216            (1,540)         4,676         (1,660)             3,016
                                            -------            ------        -------         ------
II.   Assets, depreciation and
      amortization and capital
      expenditure

         Assets                             111,368            16,106        127,474         97,329            224,803
                                            -------            ------        -------         ------
         Depreciation and amortization        2,772               212          2,984             97              3,081
         Capital expenditure                  2,356                65          2,421              0              2,421

(2) Segment Information by Location

(Before Amendment)
   Current year (April 1, 2003 to March 31, 2004)

                                                             (Unit: Million Yen)

                                                                                         Elimination or
                                          Japan       Asia       Europe/U.S.     Total     corporate        Consolidated
                                          -----       ----       -----------     -----   --------------     ------------
I.    Sales

  (1) Sales to outside customers         144,896      4,957        13,302       163,155           -          163,155
  (2) Internal sales among segments          912      3,895             1         4,808      (4,808)               -
                Total                    145,808      8,852        13,303       167,963      (4,808)         163,155
         Operating expenses              143,613      8,338        11,916       163,867      (3,728)         160,139
                                         -------                                -------      ------
          Operating income                 2,195        514         1,387         4,096      (1,080)           3,016
                                         -------                                -------      ------
II.   Assets                             118,395     18,572         7,094       144,061      80,742          224,803
                                         -------                                -------      ------

(After Amendment)
   Current year (April 1, 2003 to March 31, 2004)

                                                             (Unit: Million Yen)

                                                                                       Elimination or
                                         Japan        Asia      Europe/U.S.     Total     corporate        Consolidated
                                         -----        ----      -----------     -----  ---------------     ------------
I. Sales

  (1) Sales to outside customers         144,896      4,957        13,302       163,155           -          163,155
  (2) Internal sales among segments          912      3,895             1         4,808      (4,808)               -
                Total                    145,808      8,852        13,303       167,963      (4,808)         163,155
         Operating expenses              143,033      8,338        11,916       163,287      (3,148)         160,139
                                         -------                                -------      ------
          Operating income                 2,775        514         1,387         4,676      (1,660)           3,016
                                         -------                                -------      ------
II.   Assets                             116,736     18,572         7,094       142,402      82,401          224,803
                                         -------                                -------      ------

2. Consolidated Business Results for the Third Quarter of the Fiscal Year Ending March 31, 2004

Page 6

I-3. Summary of Consolidated Statements of Cash Flow

(Before Amendment)

                                                     Nine Months            Previous Year
                                                  From April 1, 2003       From April 1, 2002
                Accounts                          To December 31, 2003     To March 31, 2003
---------------------------------------------------------------------------------------------
Additional Information
  Cash paid for:
    Interest                                               92                      154
    Income taxes                                        5,395                    4,543
  Investment activities without cash expenditure
    Exchange of shares                                      -                      703
                                                                                   ---

(After Amendment)

                                                     Nine Months            Previous Year
                                                  From April 1, 2003       From April 1, 2002
                Accounts                          To December 31, 2003     To March 31, 2003
---------------------------------------------------------------------------------------------
Additional Information
  Cash paid for:
    Interest                                               92                      154
    Income taxes                                        5,395                    4,543
  Investment activities without cash expenditure
    Exchange of shares                                      -                      496
                                                                                   ---

3. Interim Consolidated Financial Statements for the First Half of the Fiscal Year Ending March 31, 2004

Page 12

IV - 4. Interim Consolidated Statements of Cash Flows - Unaudited

(Before Amendment)

                                           Current                Previous
                                       Six-Month Period       Six-Month Period      Previous Fiscal Year
                                      From April 1, 2003     From April 1, 2002      From April 1, 2002
              Accounts                to Sept. 30, 2003      to Sept. 30, 2002       to March 31, 2003
--------------------------------------------------------------------------------------------------------
  Additional Information
Cash paid for:
   Interest                                    71                      82                    154
   Income  taxes                            3,023                   2,098                  4,543
Investment activities without cash
expenditure
   Exchange of shares                           -                       -                    703
                                                                                             ---

(After Amendment)

                                           Current                Previous
                                       Six-Month Period       Six-Month Period      Previous Fiscal Year
              Accounts                From April 1, 2003     From April 1, 2002      From April 1, 2002
                                      to Sept. 30, 2003      to Sept. 30, 2002       to March 31, 2003
--------------------------------------------------------------------------------------------------------
  Additional Information
Cash paid for:
   Interest                                       71                       82                    154
   Income  taxes                               3,023                    2,098                  4,543
Investment activities without cash
expenditure
   Exchange of shares                              -                        -                    496
                                                                                                 ---

4. Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2004

Page 6

I-3. Summary of Consolidated Statements of Cash Flow

(Before Amendment)

                                                Current First Quarter      Previous Year
                                                  From April 1, 2003     From April 1, 2002
                Accounts                          To June 30, 2003       To March 31, 2003
-------------------------------------------------------------------------------------------
Additional Information
  Cash paid for:
    Interest                                               32                    154
    Income taxes                                        2,754                  4,543
  Investment activities without cash expenditure
    Exchange of shares                                      -                    703
                                                                                 ---

(After Amendment)

                                                Current First Quarter      Previous Year
                                                  From April 1, 2003     From April 1, 2002
                Accounts                          To June 30, 2003       To March 31, 2003
-------------------------------------------------------------------------------------------
Additional Information
  Cash paid for:
    Interest                                               32                    154
    Income taxes                                        2,754                  4,543
  Investment activities without cash expenditure
    Exchange of shares                                      -                    496
                                                                                 ---

5. Consolidated Financial Statements for the Fiscal Year Ended March 31, 2003

Page 11

IV-4. Consolidated Cash Flow Statement

(Before Amendment)

                                          Current Year          Previous Year
                                       From April 1, 2002     From April 1, 2001          Amount
            Accounts                   To March 31, 2003      To March 31, 2002    Increased/Decreased
------------------------------------------------------------------------------------------------------
Additional Information
   Cash paid for
     Interest                                  154                    231                    (77)
     Income taxes                            4,543                  5,402                   (859)
   Investment activities without
   cash expenditure
     Exchange of shares                        703                  1,927                 (1,224)
                                               ---                                        ------

(After Amendment)

                                         Current Year          Previous Year
                                       From April 1, 2002     From April 1, 2001          Amount
            Accounts                   To March 31, 2003      To March 31, 2002    Increased/Decreased
------------------------------------------------------------------------------------------------------
Additional Information
   Cash paid for
     Interest                                  154                    231                    (77)
     Income taxes                            4,543                  5,402                   (859)
   Investment activities without
   cash expenditure
     Exchange of shares                        496                  1,927                 (1,431)
                                             -----                                        ------

[Description of the Amendments to Annual Securities Reports, etc.]

      Following parts were amended. For details, please refer to the Amendment Reports available through EDINET (Electronic Disclosure for Investors' Network).

1.    Annual Securities Report

      (1) 56th term (From April 1, 2003 to March 31, 2004)

            - Information concerning affiliated companies (Amount of capital of one subsidiary was amended.)

            - Outline of business results, etc. (Paragraph for segment results by location was amended.)

            - Information concerning shares, etc. (Notes on information relating to major shareholders was amended.)

            - Consolidated financial statements etc. (Breakdown of amount by countries in the segment information by location was amended.)

      (2) 55th term (From April 1, 2002 to March 31, 2003)

            - Information concerning affiliated companies (Ratio of indirect holding of voting rights for one subsidiary was amended.)

            - Information concerning affiliated companies (Amount of capital of one subsidiary was amended.)

            - Consolidated financial statements etc. (Amount of share exchange in the consolidated cash flow statement was amended.)

            - Financial statements etc. (Amount of non-operating expenses in the income statement was amended.)

      (3) 54th term (From April 1, 2001 to March 31, 2002)

            - Information concerning affiliated companies (Ratio of indirect holding of voting rights for one subsidiary was amended.)

            - Information concerning affiliated companies (Amount of capital of one subsidiary was amended.)

            - Consolidated financial statements etc. (Unit amount of the consolidated cash flow statement was amended.)

      (4) 53rd term (From April 1, 2000 to March 31, 2001)

            - Information concerning affiliated companies (Ratio of indirect holding of voting rights for one subsidiary was amended.)

            - Consolidated financial statements etc. (Amount of cash distribution in the consolidated income statement was amended.)

      (5) 52nd term (From April 1, 1999 to March 31, 2000)

            - Information concerning affiliated companies (Ratio of indirect holding of voting rights for one subsidiary was amended.)

            - Consolidated financial statements etc.(Amount of cash distribution in the consolidated income statement was amended.)

2.    Semi-annual Securities Report

      (1) During 56th term (From April 1, 2003 to September 30, 2003)

            - Interim consolidated financial statements etc. (Amount of share exchange in the consolidated cash flow statement was amended.)

      (2) During 54th term (From April 1, 2001 to September 30, 2001)

            - Interim consolidated financial statements etc. (Amount of cash distribution in the consolidated income statement was amended.)

                                        6